Via Facsimile (312) 701-7711 and U.S. Mail


Michael L. Hermsen, Esq.					July 7, 2006
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, IL 60606
(312) 782-0600

RE:	Canada Southern Petroleum Ltd.
	Schedule TO-T
	Filed by Canadian Oil Sands Limited
	Date Filed: June 26, 2006
	File No. 005-80168

Dear Mr. Hermsen:

We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO
General

1. We note that 1212707 Alberta Ltd., the offeror, is an
acquisition vehicle and a wholly-owned subsidiary of Canadian Oil Sands Limited, the acquiror, and an indirect wholly-owned subsidiary of Canadian Oil Sands Trust. Please provide a detailed analysis explaining why Canadian Oil Sands Trust has not been identified as a bidder on your Schedule TO-T. For a list of factors to be considered in determining the bidders in a tender offer, see the section entitled "Identifying the Bidder in a Tender Offer" in the Division of Corporation Finance`s Current Issues Outline, dated November 14, 2000,
available on our website at www.sec.gov.   In this regard, please also note
that the definition of bidder in Rule 14d-1(g)(2) includes any person "on whose behalf a tender offer is made. . . ."  In the alternative, add Canadian Oil Sands Trust to an amended Schedule TO-T promptly.

Summary Term Sheet, page 5

2. Please revise your characterization of the information in the summary as "not complete." The summary term sheet must describe the most material terms of the proposed transaction. The summary term sheet must provide security holders with sufficient information to understand the essential features and significance of the proposed transaction. Please see Item 1 of Schedule TO and Item 1000 of Regulation M-A. Such summary may not be characterized as incomplete.

Summary, page 9

3. Please eliminate the phrase from the first paragraph that the summary "is qualified in its entirety" by reference to the detailed provisions of documents. The qualification suggests that the offer summary may not be materially complete. Note that this language is also inappropriately used in other places in the document with respect to summary of various agreements and laws, including at pages 29 and 38. Please revise accordingly.

Conditions, page 10

4. The staff believes that all conditions to the offer, except those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration of the offer. Because the language in the penultimate sentence of this section states that the offeror may waive any of the conditions at any time, both before and after the expiration, it appears the offeror intends for its conditions to survive offer expiration. Please revise here and throughout your disclosure, including the second sentence of the last paragraph of the Conditions section at page 21, to make clear that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, will be raised or asserted prior to offer expiration.

5. Please add here the disclosure that first appears at page 28, that you may amend the terms of the offer to reduce the minimum condition provided that it cannot be reduced below 50% of the outstanding common shares without the consent of the company. We believe that you should add similar disclosure to your conditions section.

Conditions of the Offer, page 20

6. In our view you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph of this section on page 21, the phrase "regardless of the circumstances giving rise to such assertion (including the action or inaction of the Offeror)" indicates that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

7. We note your statement on page 21, regarding the conditions, that "[a]ny determination by the Offeror concerning the events described in this Section 4 will be final and binding upon all parties." Please revise this sentence to more precisely define its scope.
It appears that your interpretation of the terms of the tender offer may not necessarily be final and binding on all persons. For example, while you may assert an offer condition when it is triggered, when parties contest asserted conditions, the judgments of courts of law are generally considered final and binding in such matters.
Please make corresponding changes throughout your document, including page 27.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the bidders are in possession of all facts relating to the bidders` disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

* The bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the ivision of Corporation Finance in our review of your filings or in response to our comments on your filing.

	Please file an amended Schedule TO in response to these comments. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses. Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 551-3257 or by facsimile at
(202) 772-9203.

Very truly yours,


Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions